
06016439


EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

Attn: Filing Desk - Stop 1-4

By Airmail


SEC MAIL PROCESSING
RECEIVED
AUG 3 1 2006
WASH. D.C. 160 SECTION

23rd August, 2006.

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 8th August 2006, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 23rd August, 2006, advising that, in accordance with the rules of the EMI Group plc 1995 Executive Share Option Scheme, options granted to Roger Faxon, an Executive Director of the Company, and Martin Bandier, a Person Discharging Managerial Responsibility (PDMR), on 23rd August 1996 over 67,500 and 60,000 EMI Group plc Ordinary Shares of 14p each, respectively, at a price of 734.5p per share have lapsed on reaching the tenth anniversary of their date of grant.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
SEP 0 5 2006
THOMSON
FINANCIAL



VIA PR NEWSWIRE DISCLOSE

ER 06/73


SEC MAIL PROCESSING
RECEIVED
AUG 3 1 2006
WASH, D.C.
160
SECTION

Company Announcements Office,
London Stock Exchange.

23rd August, 2006.

EMI GROUP PLC
Director/PDMR Shareholding

In compliance with Disclosure Rule 3.1.4, we advise that, in accordance with the rules of the EMI Group plc 1995 Executive Share Option Scheme, options granted to Roger Faxon, an Executive Director of the Company, and Martin Bandier, a Person Discharging Managerial Responsibility (PDMR), on 23rd August 1996 over 67,500 and 60,000 EMI Group plc Ordinary Shares of 14p each, respectively, at a price of 734.5p per share have lapsed on reaching the tenth anniversary of their date of grant.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231